TOYS “R” US, INC.

ONE GEOFFREY WAY

WAYNE, NJ 07470

TELEPHONE: (973) 617-5740

FACSIMILE: (973) 617-4043

e-mail: schwartzd@toysrus.com

February 13, 2007

Via Edgar and Mail

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Attn: Andrew Blume

Re:	Toys “R” Us, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2006
Filed April 28, 2006
File No. 1-11609

Dear Mr. Blume:

In response to your letter dated February 2, 2007 and in accordance with our telephone discussion from yesterday, we will respond to the inquiries set forth in your letter on or before Thursday, March 1, 2007.

If you should have any further questions prior to our response, please do not hesitate to contact me.

Very truly yours,

/s/ David J. Schwartz

Senior Vice President – General Counsel

cc:	William Choi, Accounting Branch Chief
Yong Kim, Staff Accountant
Gerald L. Storch, Chairman and Chief Executive Officer
of Toys “R” Us, Inc.